WOODSIDE
AUSTRALIAN ENERGY

03 MAR 11 7:21

21 February 2003

03007266

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation Gulf of Mexico Keathley Canyon 511 (OCS G-17632 #1) (Voss-1), lodged with the Australian Stock Exchange on 18 February 2003;
- Stock Exchange Release in relation Gulf of Mexico Brazos Area Block 490 (OCS G-22193 #1) (Roatan #1) , lodged with the Australian Stock Exchange on 18 February 2003;
- Stock Exchange Release in relation Vic/RL2 (Scallop-1), lodged with the Australian Stock Exchange on 18 February 2003;
- News Release in relation to A$92 million reported net loss following accounting policy change, lodged with the Australian Stock Exchange on 20 February 2003;
- News Release in to Woodside Reserves Statement, lodged with the Australian Stock Exchange on 20 February 2003;
- Appendix 4B Preliminary final report, lodged with the Australian Stock Exchange on 20 February 2003;
- Investor Briefing - 2002 Annual Results "Shaping Up For Growth", lodged with the Australian Stock Exchange on 20 February 2003;
- 2002 Concise Financial Report lodged with the Australian Stock Exchange on 20 February 2003

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dlw 3/11

18 February 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico, Keathley Canyon 511 (OCS G-17632 #1)

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Voss Prospect exploratory well (OCS G-17632 #1) located in the Gulf of Mexico on Keathley Canyon Block 511 has been plugged and abandoned after being drilled to 30,008 feet true vertical depth (referenced to the rig rotary table).

As a result of its participation in the well, Woodside has earned a 15% interest in the 6 blocks covering the Voss prospect, KC 467, KC 511, KC 512, KC 555, KC 598, and KC 599, and a 6% interest in 2 blocks adjacent to the Voss prospect (KC 510 and 554).

ROBIN LEES
Asst. Company Secretary

18 February 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico Brazos Area Block 490 (OCS G-22193#1)
Roatan #1

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Roatan #1 exploratory well (OCS G-22193#1) located in the Gulf of Mexico on Brazos Area Block 490 was spudded on 16 February 2003.

Pioneer Natural Resources USA Inc., Operator of the Roatan prospect, is utilising the Rowan Paris drilling rig to drill the well. Water depth at the location is approximately 69 feet. Planned total depth is approximately 16,000 feet (referenced to the rig rotary table).

The Roatan prospect is the first of five prospects that Woodside Energy (USA) Inc. and Pioneer Natural Resources USA Inc. have agreed to drill in 2003. Woodside and Pioneer each own a 50% interest in OCS G-22193#1.

Further reports will be made upon conclusion of operations.

ROBIN LEES
Asst. Company Secretary

18 February 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Vic/RL2
Scallop-1

Woodside Petroleum Ltd., a participant in the Vic/RL2 Joint Venture, located in the Gippsland Basin, reports that at 13:00 hours (WST) on 18 February 2003, the Scallop-1 exploration well was at a depth of 2,884 metres and drilling ahead in $12^1/_4$ inch hole. Since the last report, drilling continued in the $12^1/_4$ inch hole from 2,007 metres to the current depth.

All reported depths are referenced to the rig rotary table.

Woodside's interest in Vic/RL2 is 30%. Other participants are Esso Australia Resources Pty Ltd (Operator) (25%), BHP Billiton Petroleum Pty Ltd (25%), Santos Offshore Pty Ltd (20%).

ROBIN LEES
Assistant Company Secretary

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace, PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace, PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 20 February 2003
08:00 (WST)

A$92 MILLION REPORTED NET LOSS FOLLOWING ACCOUNTING POLICY CHANGE

HIGHLIGHTS

- *Net operating cash flow was up 9% to A$1207 million.*
- *Underlying profit was down 10.8% to A$729 million.*
- *Woodside adopted the "Successful Efforts" accounting approach for exploration and evaluation expenditure resulting in a one-off reduction of A$715 million of previously capitalised expenditure.*
- *The value of Woodside's Oil Search Limited investment was written down by a total of A$106 million.*
- *These significant items reduced the underlying profit to a reported net loss of A$92 million.*
- *A final dividend of A$0.41 cents per share will be paid, resulting in a total dividend for 2002 of A$0.62 cents per share, fully franked.*
- *Reserves replacement exceeded production by 53.2 million barrels at the proved level and 89.8 million barrels at the probable level.*

FINANCIAL RESULTS

Woodside achieved a net profit before significant items of A$729.4 million in 2002. The decrease of 10.8% over the underlying 2001 profit of A$817.8 million was largely a result of lower sales revenue and the impact of a full financial year of Petroleum Resource Rent Tax, which was first incurred in the second half of 2001. Earnings per share before significant items was 109.4 cents in 2002, down 10.8% on the 122.7 cents per share achieved in 2001.

The reported result for 2002 was a loss of A$92 million after a A$106 million write down of the company's investment in Oil Search Limited and adoption of the 'Successful Efforts' accounting approach for exploration and evaluation expenditure. The change in accounting approach led to an adjustment to carried forward exploration and evaluation of A$715 million. This year's reported result compares with a reported net profit of A$909.6 million for 2001 which included a A$185.2 million profit due to the divestment of a part equity in the Greater Sunrise gas and condensate fields.

PRODUCTION AND SALES

A decline in production due to reservoir depletion of the Laminaria oil field was largely offset by increases in production from Woodside's other operating assets. Total equity barrel of oil equivalent (boe) production for the year was down 3.2% at 64.2 MMboe compared to the record of 66.3 MMboe in 2001. This decline would

have been even more marked had it not been for the excellent operational performance of the Northern Endeavour team which achieved a best practice installation uptime of 99%, and of the North West Shelf Venture's operations team with three separate monthly production records.

For the year ending 31 December 2002, Woodside achieved total sales revenue of A$2240.6 million, a reduction of 6.6% compared with the 2001 sales revenue of A$2398.3 million, principally as a result of lower oil production in the sales revenue mix. Net operating cash flow for 2002 was A$1206.9million, up by 9% from A$1108.4 million in 2001 largely due to uplift of cargoes in late 2001 with payment in 2002.

SUCCESSFUL EFFORTS ACCOUNTING

The new policy leads to a better matching of the results of the exploration and evaluation activity with Woodside's reported financial performance by expensing unsuccessful exploration & evaluation costs in the short term resulting in lower carried forward exploration & evaluation costs and lower amortisation charges in the longer term.

The policy change will make company's financial performance and position more comparable with international peer companies operating in the oil and gas industry.

GEARING

Debt at the end of 2002 was US$810 million, a decrease of US$40 million compared with 2001. Gearing at the end of the year reduced to 35.5% compared with 37% at the end of 2001.

DIVIDEND

Directors have approved the payment of a final ordinary dividend of 23 cents per share (fully franked). Together with the interim ordinary dividend of 16 cents per share (fully franked), this results in a total ordinary dividend for 2002 of 39 cents per share, up from 34 cents per share (fully franked) in 2001.

In addition, directors approved the payment of a final special dividend of 18 cents per share (fully franked), bringing the total of special dividends for 2002 to 23 cents per share (fully franked). This compares with the total special dividend of 36 cents per share (fully franked) for 2001. The combined ordinary and special dividends for 2002 is 62 cents (2001 70 cents). The payout ratio of 57%, based on underlying profit, is in line with that of the previous year (57%).

The final total dividend of 41 cents per share will be paid on 21 March 2003 to shareholders registered on 7 March 2003.

RESERVES

After taking account of 2002 production, Woodside's Proved and Probable hydrocarbon reserves (at 31 December 2002) increased by 53.2 MMboe to 977.1 MMboe and by 89.8 MMboe to 1304.1 MMboe respectively. This represents a three-year average reserves replacement ratio at the Probable level of 187%, an improvement over the 161% for the previous three-year period (1999-2001). This is the seventh successive year that hydrocarbon reserves have increased. The three-year average finding cost for the period 2000-2002 has risen to A$1.37 per/boe, up from the previous three-year average of A$1.23/boe.

2002 ACHIEVEMENTS

- The North West Shelf Venture continued to set production records. In November, domgas had a record average production of 617TJ/day (Woodside share 309TJ/day). This, along with condensate increases, helped give the North West Shelf a record monthly average of 557,000 boe/day (Woodside share 135,062 boe/day) for November. The previous record was 550,000 boe/day, set in August 2002.
- The North West Shelf Venture was selected as the preferred supplier to China's first LNG project in Guangdong Province, southern China. The Venture will supply about 3.3 million tonnes of LNG a year for 25 years starting in 2006 in a deal worth about A$25 billion in Australian export dollars.
- Construction of the fourth LNG processing train project is 60% complete and remains on target for mid-2004 start-up. The cost estimate at completion remains at 2% over budget.
- Woodside and TXU Australia signed a Heads of Agreement for the sale of Woodside's share of gas from the Geographe and Thylacine gas fields in the Otway basin.
- Good progress was made with planning new oil developments at the Chinguetti discovery in Mauritania and the Enfield area discoveries in Western Australia, following successful appraisal campaigns.

PROFITABILITY ENHANCEMENT PROJECT

A wide-ranging Profitability Enhancement Project focusing on the eradication of waste, increased cost effectiveness and on capital efficiency was launched in January 2003 with the intention of refreshing and revitalising the company's business focus.

2003 OPERATING OBJECTIVES

- Planned production of 55 million barrels of oil equivalent.
- Optimisation of production, costs and profitability of existing assets
- Acceleration of our new projects -- Enfield, Otway, and Chinguetti.
- Replenishment of our long-term growth portfolio through aggressive marketing of gas resources, development of our US business unit, and the pursuit of acquisitions within our current debt capabilities.
- Continuation of our significant exploration program with the drilling of 18 exploration wells in the Gulf of Mexico, West Africa, North Africa and Australia.

A copy of Woodside's Financial Report together with an accompanying analyst presentation will be available on the company's web site (www.woodside.com.au) by 2:00pm (AESST).

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 20 February 2003
8:00am (WST)

WOODSIDE RESERVES STATEMENT

HIGHLIGHTS

- *Woodside's Proved Reserves increased by 53.2 million barrels of oil equivalent (MMboe), up 5.8% to 977.1 MMboe.*
- *Woodside's Probable Reserves increased by 89.8 MMboe, up 7.4% to 1304.1 MMboe.*
- *This represents a Reserves Replacement Ratio at the Probable level of 240% for 2002. It is the seventh successive year that Woodside's Probable Reserves have increased.*

Woodside Petroleum Ltd. today announced updated Reserves estimates as at December 31, 2002. The company's Reserves are based on its interests in the North West Shelf Venture (NWS Venture), the Laminaria and Corallina oil fields in Licence area AC/L5, the Legendre oil fields in Licence area WA-20-L, the Vincent and Enfield oil fields in Permit WA-271-P, the Exeter and Mutineer oil fields in Permit WA-191-P, the Thylacine and Geographe gas fields in Permits T/30P and VIC/P43, and the Ohanet gas and liquids stripping project in Algeria.

Scope for Recovery (SFR) estimates are also included for previous discoveries and new 2002 discoveries, being those in Mauritania (Banda) and in the Gulf of Mexico (Neptune).

Woodside now uses a 10-year average crude oil price for determining oil Reserves. This approach is more representative of longer-term price expectation, is transparent, and results in more realistic oil Reserve estimates. Gas Reserves determination continues to be based on individual project terms.

Woodside's Overall Reserves Position

Woodside's Proved hydrocarbon Reserves (at 31 December 2002) increased by 53.2 MMboe to 977.1 MMboe. Probable Reserves increased by 89.8 MMboe to 1304.1 MMboe.

This represents a three-year average Reserves Replacement Ratio[1] at the Probable level of 187%, an improvement over the 161% for the previous three-year period (1999-2001). This is the seventh successive year that Probable hydrocarbon recovery attributable to Woodside has exceeded production.

The annual Reserves Replacement Ratio[2] for 2002 for Proved Reserves is 183% and the Reserves Replacement Ratio for Probable Reserves is 240%.

North West Shelf Venture

Gas and Condensate production from the NWS Venture in 2002 totalled 0.58 trillion cubic feet (Tcf) of Dry Gas and 38.6 million barrels (MMbbl) of Condensate. These production volumes and the revised Reserves estimates include volumes in the extension of the Perseus reservoir into the adjacent WA-17-L Licence area, generally referred to as Athena. Commercial agreements with the WA-17-L Joint Venture partners dedicate Athena gas in this extension to the NWS Venture, as announced in the 2001 Reserves Statement.

Proved Dry Gas Reserves decreased by 0.06 Tcf and Probable Dry Gas Reserves increased by 0.06 Tcf to 16.40 Tcf and 21.64 Tcf respectively. Proved Condensate Reserves decreased by 18.3 MMbbl to 452.0 MMbbl and Probable Condensate Reserves decreased by 26.0 MMbbl to 666.9 MMbbl. Woodside's share of NWS Venture Proved Dry Gas Reserves is 3.51 Tcf and Probable Dry Gas Reserves is 4.38 Tcf. Woodside's share of NWS Venture Proved Condensate Reserves is 100.3 MMbbl and Probable Condensate Reserves is 136.2 MMbbl.

Multi-disciplinary studies of the Wanaea field, including revisions to structural mapping based on re-processed seismic data and a review of production performance has resulted in a significant increase in Ultimate Recovery[3] of 58.7 MMbbl at the Proved level and 41.9 MMbbl at the Probable level. Wanaea's Proved oil Reserves are now estimated at 72.2 MMbbl and Probable oil Reserves are 98.8 MMbbl.

Cossack and Hermes Reserves have also been increased based on production performance. Proved oil Reserves for Cossack are now estimated at 13.6 MMbbl. Cossack Probable Reserves are 25.0 MMbbl. For Hermes, Proved Reserves are 5.8 MMbbl and Probable oil Reserves are 11.8 MMbbl.

Oil production in 2002 of 43.7 MMbbl was more than fully replaced by the inclusion of the additional recovery identified during the above studies. As a result, Proved NWS Venture oil Reserves increased by 32.1 MMbbl to 105.2 MMbbl and Probable oil Reserves increased by 17.6 MMbbl to 166.2 MMbbl.

Woodside's share of NWS Venture Proved oil Reserves is 18.3 MMbbl and 29.7 MMbbl of Probable oil Reserves.

AC/L5

Laminaria's Ultimate Recovery of oil decreased by 19.0 MMbbl at the Proved and 20.8 MMbbl at the Probable levels, based on new geological information from the Laminaria Phase II drilling campaign. Corallina's Ultimate Recovery was increased, based on a review of field performance, by 3.5 MMbbl at the Proved level and 1.3 MMbbl at the Probable level.

Following combined production of 29.8 MMbbl of oil during the year, total remaining AC/L5 Proved oil Reserves are estimated at 28.7 MMbbl and total Probable oil Reserves are estimated at 66.8 MMbbl.

Woodside's share of AC/L5 Proved Reserves is 14.6 MMbbl and its share of Probable Reserves is 34.0 MMbbl.

WA-20-L

Oil production of 11.3 MMbbl from the Legendre oil fields in 2002 contributed to a reduction in oil Reserves in the Legendre North and Legendre South fields. As a result, Proved and Probable Reserves attributable to Legendre in WA-20-L are 13.6 MMbbl and 22.3 MMbbl respectively.

Woodside's share of WA-20-L Proved Reserves and Probable is 6.2 MMbbl and 10.2 MMbbl respectively.

WA-271-P

Reserves have increased in the Enfield field following successful results from the Enfield-4 and Enfield-5 appraisal wells and further multi-disciplinary field studies. Vincent Reserves remain unchanged.

As a result of the increase in Enfield Reserves, the combined WA-271-P Proved oil Reserves are estimated at 146.4 MMbbl, an increase of 30.5 MMbbl. Probable oil Reserves are estimated at 216.4 MMbbl, an increase of 52.4 MMbbl. These volumes are for WA-271-P only.

Woodside is the sole participant in WA-271-P.

WA-191-P

Initial oil discoveries in the Permit area were made by Pitcairn-1 in 1997 and Mutineer-1B in 1998. As a result of further exploration, appraisal and delineation drilling during 2002 with Norfolk-1 and Norfolk-2 and Mutineer-2 and Mutineer-3, the Pitcairn, Mutineer and Norfolk culminations are now interpreted to be all part of the Mutineer field.

A second field, Exeter, was discovered in April 2002 and was further appraised and delineated by Exeter-2 and Exeter-3 during 2002. Preliminary estimates of Proved and Probable oil Reserves for the Permit area are 75.0 MMbbl and 120.0 MMbbl respectively. Woodside's share of Proved oil Reserves is 6.2 MMbbl and its share of Probable oil Reserves is 9.8 MMbbl.

T/30P and VIC/P43

Woodside has been involved in integrated subsurface, development and environmental studies aimed at assessing various options for supplying the nearby southern and eastern Australian market from the Thylacine (T/30P) and Geographe (VIC/P43) Otway Basin gas fields.

These studies have incorporated results from the successful exploration well, Thylacine-1, the appraisal well Thylacine-2 and exploration well Geographe-1. A Heads of Agreement for the sale of Woodside's share of gas has also been signed. As a consequence of the technical and commercial work in 2002, Scope for Recovery volumes for Thylacine and Geographe have been transferred to Reserves.

Proved Dry Gas Reserves for both fields combined are 0.55 Tcf. Probable Dry Gas Reserves are 0.85 Tcf. Proved and Probable Condensate Reserves are 7.0 MMbbl and 10.7 MMbbl respectively. Woodside's share of Proved Dry Gas Reserves for both fields are 0.28 Tcf. Its share of Probable Dry Gas Reserves is 0.44 Tcf. With Condensate, Woodside's share of Proved and Probable Reserves for both fields are 3.6 MMbbl and 5.6 MMbbl respectively.

Ohanet (Algeria)

Woodside has a 15% interest in the Ohanet gas and liquids stripping development in Algeria, operated by BHP Billiton, and is governed by a Risk Services Contract with Algeria's national oil company, Sonatrach.

In this Contract, participants agreed to develop several gas fields and install a gas processing plant in return for the opportunity for cost recovery plus a fixed return taken from the sale of gas-liquid by-products (LPG and Condensate). Woodside does not have any share in the sales gas delivered from the development.

As explained in the 2001 Reserves Statement, it is recognised international practice to book Reserves in such circumstances based on economic interest. Woodside has estimated Reserves volumes that reflect the value of this asset, using a 10-year average Condensate price and an LPG price consistent with other Woodside Reserves determinations. Higher prices should not be applied to these volumes to estimate their value, as the Risk Service Contract specifies a maximum return.

LPG has been categorised as Dry Gas Reserves consistent with NWS Venture definitions. Again, this does not imply any Woodside interest in the sales gas. The resulting Dry Gas Reserves are estimated at 0.12 Tcf at both the Proved and Probable levels, with Woodside's share at 0.02 Tcf at both levels.

Proved and Probable Condensate Reserves have increased slightly and are estimated at 87.4 MMbbl. Woodside's share is estimated at 13.1 MMbbl.

Scope for Recovery

At 31 December 2002, Woodside's Scope for Recovery at the Probable level was 2875 MMboe, based largely on the estimated recoverable hydrocarbon volumes (Probable and 100% unless stated otherwise) associated with individual areas:

- NWS Venture gas, Condensate and oil accumulations – 2.06 Tcf Dry Gas, 97.2 MMbbl Condensate and 113.1 MMbbl oil. Woodside's share is 0.34 Tcf Dry Gas, 16.2 MMbbl Condensate and 23.3 MMbbl oil.
- Sunrise and Troubadour gas and Condensate accumulations – 7.68 Tcf Dry Gas and 299.0 MMbbl Condensate. Woodside's share is 2.57 Tcf Dry Gas and 100.0 MMbbl Condensate.
- Scott Reef and Brecknock gas and Condensate accumulations – previous estimates of 20.49 Tcf of Dry Gas and 311.0 MMbbl of Condensate remain unchanged. Woodside's share is 9.65 Tcf Dry Gas and 142.0 MMbbl Condensate.
- Vincent, Enfield and Laverda oil accumulations – combined WA-271-P SFR is 103.1 MMbbl oil (Woodside 100%).
- Blacktip gas accumulation – 1.08 Tcf Dry Gas and 1.7 MMbbl Condensate. Woodside's share is 0.38 Tcf Dry Gas and 0.6 MMbbl Condensate.
- Audacious oil accumulation – 20.0 MMbbl remains unchanged. Woodside's share is 6.0 MMbbl oil.
- Kuda Tasi and Jahal oil accumulations – 24.5 MMbbl remains unchanged. Woodside's share is 9.8 MMbbl oil.
- Chinguetti and Banda oil accumulation – Chinguetti 100.0 MMbbl oil; Woodside's share is 35.0 MMbbl oil. Banda 56.0 MMbbl oil; Woodside's share is 19.6 MMbbl oil.
- Basker-Manta-Gummy gas, Condensate and oil accumulations – the combined total SFR is 0.17 Tcf of Dry Gas, 5.8 MMbbl of Condensate, and 27.0 MMbbl of oil (Woodside 100%).
- Kipper Gas, Condensate and oil accumulations – remains unchanged at 0.40 Tcf Dry Gas, 8.6 MMbbl Condensate and 6.1 MMbbl oil. Woodside's share is 0.12 Tcf Dry Gas, 2.6 MMbbl Condensate and 1.8 MMbbl oil.
- Neptune oil accumulation – 105.4 MMbbl; Woodside's share is 21.1 MMbbl oil.

RESERVES OVERVIEW

(at 31 December 2002)

WOODSIDE
AUSTRALIAN ENERGY

PROVED AND PROBABLE RESERVES (million barrels of oil equivalent, Woodside share, at 31 December 2002)						
Reserves Category	**Year end 2001**	**Production**	**Changes**	**Year end 2002**	**3-year average Reserves Replacement Ratio[1]**	**2002 Reserves Replacement Ratio[2]**
Proved[4]	923.9	(64.2)	117.4	977.1	135%	183%
Probable[4]	1214.3	(64.2)	154.0	1304.1	187%	240%

PROBABLE RESERVES BY PRODUCT (million barrels of oil equivalent, Woodside share, at 31 December 2002)				
	Dry Gas[4]	**Condensate[4]**	**Oil**	**Totals**
Reserves (at 31 December 2001)	796.5	154.6	263.2	1214.3
2002 Production	(28.3)	(8.9)	(27.0)	(64.2)
2002 Appraisal (existing fields)[5]	77.2	5.6	62.2	145
2002 Extensions[6]	3.7	3.6	1.7	9
2002 Acquisitions, divestments	–	–	–	–
Estimated Reserves (at 31 December 2002)	**849.1**	**154.9**	**300.1**	**1304.1**

PROBABLE RESERVES BY AREA (Woodside share, at 31 December 2002)				
Area	**Dry Gas (trillion cubic feet)**	**Condensate (million barrels)**	**Oil (million barrels)**	**Million barrels of oil equivalent**
North West Shelf	4.38	136.2	29.7	934.3
Laminaria & Corallina	–	–	34.0	34.0
Legendre	–	–	10.2	10.2
Enfield Area	–	–	216.4	216.4
Exeter and Mutineer	–	–	9.8	9.8
Ohanet (Algeria)	0.02	13.1	–	16.6
Otway Basin	0.44	5.6	–	82.8
Total	**4.84**	**154.9**	**300.1**	**1304.1**

SCOPE FOR RECOVERY OVERVIEW

(at 31 December 2002)

WOODSIDE
AUSTRALIAN ENERGY

SCOPE FOR RECOVERY (million barrels of oil equivalent, Woodside share, at 31 December 2002)				
	YE 2001	**Production**	**Changes**	**YE 2002**
Scope for Recovery [4, 7]	2998	–	(123)	2875

SCOPE FOR RECOVERY BY AREA AND PRODUCT (Woodside share, at 31 December 2002)				
Area	**Dry Gas (trillion cubic feet)**	**Condensate (million barrels)**	**Oil (million barrels)**	**Million barrels of oil equivalent**
Browse Basin	9.65	142.0	–	1835.0
Sunrise and Troubadour	2.57	100.0	–	550.9
Enfield Area	–	–	103.1	103.1
NWS Venture	0.34	16.2	23.3	99.1
Bass Strait	0.29	8.4	28.8	88.1
Blacktip	0.38	0.6	–	67.3
West Africa	–	–	54.6	54.6
Neptune	–	–	21.1	21.1
Other[8]	0.20	0.3	20.0	55.4
Total	**13.43**	**267.5**	**250.9**	**2874.6**

Notes

1 *The term "Three-year Reserves Replacement Ratio" means reserves change over the three years divided by production over the three years. This measure is an internal Woodside key performance indicator for benchmarking.*

2 *The term "Reserves Replacement Ratio" means reserves change during the year divided by production during the year.*

3 *The term "Ultimate Recovery" means resource volumes which will ultimately be economically produced and equal cumulative production to date plus Reserves plus future own use of fuel and flare.*

4 *The terms "Condensate, Dry Gas, Tcf, MMbbl, MMboe, Reserves, Proved Reserves, Probable Reserves, Possible Reserves, Remaining Recovery, and Scope for Recovery" are defined in Section 1 on Page 39 of Woodside's 2001 Annual Report. In addition, the notes in Section 2 on Page 39 are also applicable to this Reserves Statement except to the extent that they relate to 2001 production amounts.*

5 *Changes as a result of commercialisation and additional information from appraisal drilling allowing Scope for Recovery volumes to be transferred to Reserves.*

6 *Reserves changes incorporating production performance in existing fields.*

7 *Scope for Recovery additions from Neptune and Banda were offset by transfer to Proved and Probable Reserves of Otway and Enfield Scope for Recovery volumes.*

8 *Includes Audacious, Kuda Tasi, Jahal*

The information contained in this Reserves Statement has been compiled by Mr Fayaz Jamal, a full-time employee of the company. Mr Jamal's qualifications include a Bachelor of Science (Petroleum Engineering) from the University ofTulsa, USA, and more than 22 years of relevant experience. Mr Jamal has consented, in writing, to the inclusion of this information in this report.

MEDIA INQUIRIES

Woodside Energy Ltd.

Rob Millhouse, Public Issues Manager

W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES

Woodside Energy Ltd.

Mike Lynn, Investor Relations Manager

W: (08) 9348 4283 M: (0439) 691 592

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

Woodside Petroleum Ltd

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
55 004 898 962		✓	31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	down	6.6%	to	2,240,603
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	down	-	to	(91,992)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	down	-	to	(91,992)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* ~~Interim dividend *(Half yearly report only - item 15.6)*~~	Ordinary 41¢	Ordinary 41¢
Previous corresponding period *(Preliminary final report - item 15.5;* ~~*half yearly report - item 15.7)*~~	Ordinary 46¢	Ordinary 46¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 7 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Significant items in 2002 were changes to accounting policy for exploration & evaluation costs to now closely align with the US GAAP Successful Efforts approach and the writedown in value of the investment in Oil Search Limited, See 19.2 and Attachment C

~~**If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.**~~

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	2,240,603	2,398,305
	Cost of Sales	(946,966)	(983,421)
	Other revenues from ordinary activities	96,110	302,875
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,237,077)	(351,649)
1.3	Borrowing costs	(78,635)	(102,766)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	(6,306)	(2,584)
1.5	**Profit (loss) from ordinary activities before tax**	**67,729**	**1,260,760**
1.6	Income tax on ordinary activities *(Attachment D)*	(159,721)	(351,207)
1.7	**Profit (loss) from ordinary activities after tax**	**(91,992)**	**909,553**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(91,992)**	**909,553**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(91,992)**	**909,553**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS	(13.8)	136.4
1.19	Diluted EPS	Same as basic EPS	Same as basic EPS

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(91,992)	909,553
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(91,992)**	**909,553**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	2,240,603	2,398,305
1.24	Interest revenue	32,690	32,959
1.25	Other relevant revenue	63,420	269,916
1.26	Details of relevant expenses	See Attachment B	See Attachment B
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	See Attachment B	See Attachment B
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	6,562
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	1,763,976	1,321,090
1.31	Net profit (loss) attributable to members (*item 1.11*)	(91,992)	909,553
1.32	Net transfers from (to) reserves *(Transfer from Capital Profits Reserve)*	81,907	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(140,000)	(466,667)
1.35	**Retained profits (accumulated losses) at end of financial period**	**1,613,891**	**1,763,976**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	197,070	580,168
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(289,062)	329,385

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	155,352	160,556	86,700
4.2	Receivables	296,567	426,990	315,060
4.3	Investments / Other Financial Assets	104,310	172,564	115,786
4.4	Inventories	39,381	34,963	45,557
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	20,894	41,556	27,658
4.7	**Total current assets**	**616,504**	**836,629**	**590,761**
	Non-current assets			
4.8	Receivables	347,016	351,317	375,643
4.9	Investments (equity accounted)	29,666	33,023	28,117
4.10	Investments / Other Financial Assets	146,756	311,361	184,342
4.11	Inventories	12,364	4,365	8,199
4.12	Exploration and evaluation	556,019	730,512	1,508,605
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment	2,866,808	3,264,213	2,627,823
	Other Plant & Equipment	79,277	57,269	
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	649	402	401
4.17	Other (provide details if material)	355,509	525,775	352,510
4.18	**Total non-current assets**	**4,394,064**	**5,278,237**	**5,085,640**
4.19	**Total assets**	**5,010,568**	**6,114,866**	**5,676,401**
	Current liabilities			
4.20	Payables	317,032	354,941	257,585
4.21	Interest bearing liabilities	-	-	-
4.22	Tax liabilities	105,152	94,658	71,279
4.23	Provisions exc. tax liabilities	56,848	360,394	60,990
4.24	Other (provide details if material)	117,746	204,602	123,153
4.25	**Total current liabilities**	**596,778**	**1,014,595**	**513,007**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	1,429,580	1,662,104	1,571,328
4.28	Tax liabilities	473,309	645,065	629,116
4.29	Provisions exc. tax liabilities	123,345	98,423	108,754
4.30	Other (provide details if material)	67,174	140,505	102,952
4.31	**Total non-current liabilities**	**2,093,408**	**2,546,097**	**2,412,150**
4.32	**Total liabilities**	**2,690,186**	**3,560,692**	**2,925,157**
4.33	**Net assets**	**2,320,382**	**2,554,174**	**2,751,244**

Condensed consolidated statement of financial position continued

+ See chapter 19 for defined terms.

	Equity			
4.34	Capital/contributed equity	706,491	708,291	708,291
4.35	Reserves	-	81,907	81,907
4.36	Retained profits (accumulated losses)	1,613,891	1,763,976	1,961,046
4.37	**Equity attributable to members of the parent entity**	**2,320,382**	**2,554,174**	**2,751,244**
4.38	Outside equity interests in controlled entities	-	-	-
4.39	**Total equity**	**2,320,382**	**2,554,174**	**2,751,244**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	730,512	1,309,752
5.2	Expenditure incurred during current period	213,579	369,925
5.3	Expenditure written off during current period	(384,238)	(169,496)
5.4	Acquisitions, disposals, revaluation increments, etc.		(42,673)
5.5	Expenditure transferred to Development Properties		
5.6	Depreciation and Amortisation	(3,834)	
5.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**556,019**	**1,467,508**
		2002 under new E&E accounting policy	**2001 under old E&E accounting policy**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	248,104	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	(235,094)	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure reclassified to Plant & Equipment	(13,010)	-

+ See chapter 19 for defined terms.

6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,388,888	2,426,866
7.2	Payments to suppliers and employees	(488,092)	(542,899)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	9,183	9,813
7.5	Interest and other items of similar nature received	9,472	14,592
7.6	Interest and other costs of finance paid	(79,839)	(94,115)
7.7	Income taxes paid	(311,123)	(433,172)
7.8	Other (provide details if material)		
	- Royalty, excise and PRRT payments	(373,688)	(297,001)
	- Management and other fees	52,050	24,304
7.9	**Net operating cash flows**	**1,206,851**	**1,108,388**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment and exploration	(691,255)	(743,833)
7.11	Proceeds from sale of property, plant and equipment	1,514	10,647
7.12	Payment for purchases of equity investments	(9,950)	(57,207)
7.13	Proceeds from sale of equity investments	2,195	-
7.14	Loans to other entities		
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	- Loans for employee share plan	(35,458)	(20,946)
	- Proceeds from sale of exploration, evaluation & development	3,039	-
7.17	**Net investing cash flows**	**(729,915)**	**(811,339)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, etc.)	-	-
7.19	Proceeds from borrowings	364,327	1,741,184
7.20	Repayment of borrowings	(434,162)	(1,592,756)
7.21	Dividends paid	(446,667)	(560,000)
7.22	Other (provide details if material)	32,653	(6,886)
7.23	**Net financing cash flows**	**(483,849)**	**(418,458)**
7.24	**Net increase (decrease) in cash held**	**(6,913)**	**(121,409)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	160,556	275,035
7.26	Exchange rate adjustments to item 7.25.	1,709	6,930

+ See chapter 19 for defined terms.

7.27	**Cash at end of period** *(see Reconciliation of cash)*	**155,352**	**160,556**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	4,434	27,604
8.2	Deposits at call	150,918	102,952
8.3	Bank overdraft	-	-
8.4	Other (provide details)		
	- Commercial Paper	-	30,000
8.5	**Total cash at end of period** *(item 7.27)*	**155,352**	**160,556**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	3.0%	52.6%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(4.0%)	35.6%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic EPS (Diluted EPS is identical to Basic EPS)	-13.8¢ per share
Weighted average number of ordinary shares on issue	666,666,667

NTA backing *(see note 7)*		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	N/a	N/a

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/a

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/a
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/a
13.3	Date from which such profit has been calculated	N/a
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/a

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/a
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/a
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/a
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/a
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/a

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	21 March 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	7 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	Ordinary 23¢ Special 18¢	Ordinary 23¢ Special 18¢	-¢
15.5	Previous year	Ordinary 20¢ Special 26¢	Ordinary 20¢ Special 26¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	Ordinary 16¢ Special 5¢	Ordinary 16¢ Special 5¢	-¢
15.7	Previous year	Ordinary 14¢ Special 10¢	Ordinary 14¢ Special 10¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	62¢	70¢
15.9	Preference +securities	-¢	-¢

~~Half yearly report - interim dividend (distribution) on all securities~~ *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	273,333	306,667
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**273,333**	**306,667**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/a

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/a

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/a

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	(6,306)	(2,584)
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	(6,306)	(2,584)
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	(6,306)	(2,584)
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	(6,306)	(2,584)

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 **Equity accounted associates and joint venture entities**	N/a	N/a	N/a	N/a
17.2 Total	N/a	N/a	N/a	N/a
17.3 Other material interests	N/a	N/a	N/a	N/a
17.4 Total	N/a	N/a	N/a	N/a

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	666,666,667	666,666,667	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*	-	-	*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11	**Debentures** *(description)*	-	-		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13 Unsecured notes *(description)*	-	-
18.14 Changes during current period		
(a) Increases through issues		
(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.) Refer Attachment A

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

+ See chapter 19 for defined terms.

FINANCIAL RESULTS

Woodside achieved a net profit before significant items of A$729.4 million in 2002. The decrease of 10.8% over the underlying 2001 profit of A$817.8 million was largely a result of lower sales revenue and the impact of a full financial year of Petroleum Resource Rent Tax, which was first incurred in the second half of 2001. Earnings per share before significant items was 109.4 cents in 2002, down 10.8% on the 122.7 cents per share achieved in 2001.

The reported result for 2002 was a loss of A$92 million after a A$106 million write down of the company's investment in Oil Search Limited and adoption of the 'Successful Efforts' accounting approach for exploration and evaluation expenditure. The change in accounting approach led to an adjustment to carried forward exploration and evaluation of A$715 million. This year's reported result compares with a reported net profit of A$909.6 million for 2001 which included a A$185.2 million profit due to the divestment of a part equity in the Greater Sunrise gas and condensate fields.

PRODUCTION AND SALES

A decline in production due to reservoir depletion of the Laminaria oil field was largely offset by increases in production from Woodside's other operating assets. Total equity barrel of oil equivalent (boe) production for the year was down 3.2% at 64.2 MMboe compared to the record of 66.3 MMboe in 2001. This decline would have been even more marked had it not been for the excellent operational performance of the Northern Endeavour team which achieved a best practice installation uptime of 99%, and of the North West Shelf Venture's operations team with three separate monthly production records.

For the year ending 31 December 2002, Woodside achieved total sales revenue of A$2240.6 million, a reduction of 6.6% compared with the 2001 sales revenue of A$2398.3 million, principally as a result of lower oil production in the sales revenue mix. Net operating cash flow for 2002 was A$1206.9million, up by 9% from A$1108.4 million in 2001 largely due to uplift of cargoes in late 2001 with payment in 2002.

SUCCESSFUL EFFORTS ACCOUNTING

The new policy leads to a better matching of the results of the exploration and evaluation activity with Woodside's reported financial performance by expensing unsuccessful exploration & evaluation costs in the short term resulting in lower carried forward exploration & evaluation costs and lower amortisation charges in the longer term.

The policy change will make company's financial performance and position more comparable with international peer companies operating in the oil and gas industry.

GEARING

Debt at the end of 2002 was US$810 million, a decrease of US$40 million compared with 2001. Gearing at the end of the year reduced to 35.5% compared with 37% at the end of 2001.

DIVIDEND

Directors have approved the payment of a final ordinary dividend of 23 cents per share (fully franked). Together with the interim ordinary dividend of 16 cents per share (fully franked), this results in a total ordinary dividend for 2002 of 39 cents per share, up from 34 cents per share (fully franked) in 2001.

In addition, directors approved the payment of a final special dividend of 18 cents per share (fully franked), bringing the total of special dividends for 2002 to 23 cents per share (fully franked). This compares with the total special dividend of 36 cents per share (fully franked) for 2001. The combined ordinary and special dividends for 2002 is 62 cents (2001 70 cents). The payout ratio of 57%, based on underlying profit, is in line with that of the previous year (57%).

The final total dividend of 41 cents per share will be paid on 21 March 2003 to shareholders registered on 7 March 2003.

+ See chapter 19 for defined terms.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

(a) Dividends

On 20 February 2003 Woodside declared a final dividend of 23 cents per share fully franked (2001: 20 cents fully franked) and a Special Final dividend of 18 cents per share fully franked (2001: 26 cents fully franked). These dividends will be payable to shareholders registered on 7 March 2003 and will be paid on 21 March 2003.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Franking credits available (@30%), after the payment of income tax in relation to the current period and the 2002 final dividend, amount to ($A'000) $357,537. It is expected that dividends paid in the next year will be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Other than indicated below the accounting policies adopted are consistent with those of the preceding year.

Exploration and Evaluation – Successful Efforts method of capitalisation.
Recoverable Amounts of Non Current Assets
Provisions

Refer Attachment C for details regarding accounting policies.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/a

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Since the last annual reporting date, the following contingent liabilities have changed.

a) The Economic Entity has guarantees of $4,000,000 (2001: $3,500,000) in place in relation to workers' compensation.

b) In accordance with the terms and conditions of the employee share plan (see Note 39 of the Full Financial Report) loans to employees are non-recourse. The Economic Entity is therefore potentially exposed to losses on termination of employees dependent upon the market value of the shares at that time. Due to the change of accounting policy referred to in Note 2 (d) of the Full Financial Report, the value of the interest-free benefit and non-recourse benefit attached to the loans has been recognised in the balance sheet as a deferred employee benefit expense (refer Note 21 of the Full Financial Report).

There have been no other changes to contingent liabilities and contingent assets.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/a
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/a

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Sheraton on the Park, Sydney
Date	15 April 2003
Time	10:30am
Approximate date the +annual report will be available	18 March 2003

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: N/a

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☑ The +accounts have been audited.
- ☐ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 There are no audit qualifications on the 31 December 2002 financial statements.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

+ See chapter 19 for defined terms.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Attachment A

Segment Reporting

(a) Business Segments

The Economic Entity has the following reportable segments.

North West Shelf Ventures
Exploration, evaluation, development, (LNG, Domgas, Condensate, LPG and Crude Oil) from the North West Shelf Venture

Australian Oil
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs

(b) Geographical Segments

The Economic Entity's divisions operate in two main geographical segments

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region

Other
Exploration, evaluation and development activities outside of Australia ie. Mauritania, Senegal, Algeria and Gulf of Mexico. It also reflects sales to customers in the US.

Segment accounting policies

Segment accounting policies are the same as the Economic Entity's policies.

+ See chapter 19 for defined terms.

SEGMENT REPORTING (Continued)

Primary Reporting - Business Segments

	North West Shelf Ventures		Australian Oil		Group and Unallocated		Consolidated	
	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000
Revenue								
Revenue from oil & gas operations	1,466,739	1,462,750	773,864	935,555	-	-	2,240,603	2,398,305
Cost of Sales								
Production costs	(123,548)	(117,246)	(65,309)	(70,528)	-	-	(188,857)	(187,774)
Royalties, Excise and PRRT	(190,980)	(205,183)	(162,201)	(122,140)	-	-	(353,181)	(327,323)
Shipping and marketing	(106,058)	(84,135)	(972)	(13,840)	-	-	(107,030)	(97,975)
Depreciation and amortisation	(113,794)	(129,937)	(162,019)	(213,755)	-	-	(275,813)	(343,692)
Restoration provision	(14,104)	(14,203)	(7,981)	(4,385)	-	-	(22,085)	(18,588)
Total cost of sales	(548,484)	(550,704)	(398,482)	(424,648)	-	-	(946,966)	(975,352)
Gross Profit	918,255	912,046	375,382	510,907	-	-	1,293,637	1,422,953
Other revenue	3,732	20,232	7,868	9,939	84,510	258,311	96,110	288,482
Share of net profit of equity accounted associates	-	-	-	-	(6,306)	(2,584)	(6,306)	(2,584)
Borrowing costs expensed	(602)	-	-	-	(78,033)	(102,766)	(78,635)	(102,766)
Other expenses from ordinary activities	(103,377)	(45,081)	(291,187)	(10,580)	(842,513)	(289,664)	(1,237,077)	(345,325)
Segment result	818,008	887,197	92,063	510,266	(842,342)	(136,703)	67,729	1,260,760
Income tax expense							(159,721)	(351,207)
Net profit / (loss)							(91,992)	909,553
Segment Assets	2,524,445	2,788,660	560,843	1,076,659	1,925,280	2,249,547	5,010,568	6,114,866
Segment Liabilities	385,823	297,592	314,830	183,678	1,989,533	3,079,422	2,690,186	3,560,692
Other segment information								
Associates & other investments	-	-	-	-	129,448	235,030	129,448	235,030
Acquisition of oil & gas property assets, intangible assets and other non-current assets (excluding exploration)	161,670	129,755	124,817	89,609	195,581	291,926	482,068	511,290
Non-cash expenses other than depreciation and amortisation	73,143	50,677	351,165	98,855	826,653	256,583	1,250,961	406,115

Secondary Reporting – Geographical Segments

	Australia		Asia		Other		Consolidated	
	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000
Segment Revenue	296,416	441,508	1,690,976	1,768,734	253,211	188,063	2,240,603	2,398,305
Segment Assets	4,145,221	5,261,213	233,877	269,879	631,470	583,774	5,010,568	6,114,866
Other Segment Information								
Acquisition of oil & gas property assets, intangible assets and other non-current assets	338,515	306,707	-	-	143,553	204,583	482,068	511,290

+ See chapter 19 for defined terms.

Attachment B

		Current Period $A'000	Previous corresponding Period $A'000
(a)	**Cost of sales**		
	Cost of Production		
	Production costs	(179,864)	(171,701)
	Royalty and excise	(205,265)	(211,472)
	Petroleum Resource Rent Tax	(147,916)	(115,851)
	Third party gas purchases	(5,662)	(5,178)
	Insurance	(21,444)	(12,968)
	Product inventory movement	18,113	2,073
		(542,038)	(515,097)
	Shipping and Marketing Costs		
	LNG shipping	(88,930)	(86,620)
	Other liquids shipping	(6,979)	(12,384)
	Marketing	(11,121)	(7,040)
		(107,030)	(106,044)
	Depreciation / Amortisation		
	Land and buildings	(10,606)	(10,506)
	Transferred exploration and evaluation	(25,931)	(105,127)
	Plant and equipment	(237,786)	(219,499)
	Marine vessels and carriers	(1,490)	(8,560)
		(275,813)	(343,692)
	Provision for restoration of operating locations	(22,085)	(18,588)
	Total cost of sales	**(946,966)**	**(983,421)**
(b)	**Borrowing costs**		
	Interest expense	(76,222)	(106,654)
	Borrowing costs (interest) capitalised	-	6,562
	Other debt servicing costs	(1,460)	(1,750)
	Amortisation of debt establishment costs	(953)	(924)
		(78,635)	**(102,766)**
(c)	**Other expenses from ordinary activities**		
	Exploration		
	Current Year	(165,057)	(31,443)
	Amortisation of license acquisition costs	(1,715)	-
	Write off of prior year expenditure	(812,528)	(64,369)
		(979,300)	(95,812)
	Corporate		
	Administration	(28,858)	(25,876)
	Depreciation – plant, equipment, land & buildings	(11,930)	(8,898)
		(40,788)	(34,774)
	New business development	(57,140)	(31,693)

+ See chapter 19 for defined terms.

Takeover response (including internal costs)	-	(12,851)
Other costs		
Diminution in value of investments	(106,045)	(2,772)
Exchange fluctuations		
cash balances	1,709	6,903
other items (including fx hedges)	(30,441)	(79,461)
	(28,732)	(72,558)
Financial instruments no longer specific hedges	116	(29,051)
Written down value of assets sold (see Note 4)		
Investments	(3,200)	-
Exploration, evaluation & development	-	(42,673)
Property, plant and equipment	(3,931)	(16,619)
Other	(18,057)	(12,846)
	(159,849)	(176,519)
Total other expenses from ordinary activities	**(1,237,077)**	**(351,649)**

Attachment C

2. CHANGES IN ACCOUNTING POLICIES

(a) Exploration and Evaluation

(i) Change in accounting policy regarding exploration and evaluation costs carried forward

Description of change

Until 31 December 2001, the Economic Entity capitalised all costs associated with its exploration, evaluation and development activities on an area of interest basis, with the areas of interest established on the basis of either a geological basin/region or a country. When production commenced within an area of interest, relevant capitalised Exploration and Evaluation (E&E) costs were transferred to the production phase and amortised on a Units of Production (UOP) basis.

In December 2002, the Directors of the Economic Entity decided to adopt a revised policy based on the Successful Efforts, approach, once adopted, Australian accounting standards require this policy to be implemented with effect from 1 January 2002. Under this revised policy, the Economic Entity will expense all general exploration costs, including general permit activity, geological, geophysical and exploration seismic costs to exploration expense when incurred. The costs of drilling exploration wells, although initially capitalised, will be expensed unless they result in the successful discovery of economically recoverable hydrocarbons.

Administering this under Australian accounting standards requires the definition and recognition of discrete areas of interest. Under the revised policy, an area of interest is established where a discovery of economically recoverable hydrocarbons is made. The area of interest will be established as the field. All activity relating to that area of interest is then subsequently capitalised. All carried forward costs must meet specified criteria to sustain capitalisation. Failure to meet review criteria will lead to costs being expensed.

In summary the new policy leads to a better matching of the results of the exploration and evaluation activity with the reported financial performance of the Economic Entity and by expensing unsuccessful E&E in the short term resulting in in lower carried forward E & E costs resulting in lower amortisation charges in the longer term.

Reasons for change

It is the view of the Directors of the Economic Entity that the policy change will:

(a) present a clearer view of the Economic Entity's current financial performance and position, and
(b) make the Economic Entity's financial performance and position more comparable with international peer companies operating in the oil and gas industry,

thereby increasing the relevance and reliability of the Economic Entity's reported financial performance and position.

Amended classification in the Statement of Financial Position

The Economic Entity has changed the presentation of capitalised costs previously classified as Exploration, Evaluation and Development in the Statement of Financial Position. Those costs are now presented as follows:

+ See chapter 19 for defined terms.

(i) Exploration and Evaluation (previously disclosed as Exploration, Evaluation and Development costs in the Exploration and/or Evaluation phase). This classification now represents costs capitalised within a recognised area of interest where commercial development of the area is yet to reach Final Investment Decision (FID). Typical costs will be discovery wells, evaluation activities, appraisal seismic, appraisal drilling and pre FID project development costs.

Upon FID these costs, for the relevant area of interest, are transferred to Oil & Gas Property, Transferred Exploration and Evaluation - Projects In Development.

(ii) Oil & Gas Property, Transferred Exploration and Evaluation - Projects In Development (previously disclosed as Exploration, Evaluation and Development costs in the Development phase). This classification now represents E&E costs capitalised within an area of interest that have been transferred to Projects In Development following FID approval of development of that area of interest, and any subsequent similar costs.

Upon commencement of commercial operations these costs are transferred to Oil & Gas Property, Transferred Exploration and Evaluation - Producing Projects.

(iii) Oil & Gas Property, Transferred Exploration and Evaluation - Producing Projects (previously disclosed as Exploration, Evaluation and Development costs in the Production phase). This classification now represents final E&E costs capitalised within an area of interest transferred upon commencement of production.

Amended classification in the Statement of Financial Performance

The Economic Entity has changed the presentation of costs previously classified as Amortisation - Exploration, Evaluation and Development in the Statement of Financial Performance. Those costs are now presented as follows:

(i) Oil & Gas Property, Depreciation / Amortisation - Transferred Exploration and Evaluation - as a component of Cost of Sales. This classification now represents capitalised E&E costs being amortised as a component of the producing projects

(ii) Amortisation of licence acquisition costs - as a component of Exploration expenses. This classification represents the amortisation of exploration licence acquisition costs only.

Financial effect of change

The policy change requires adjustment to E&E expenditure previously carried forward in order to measure the revised amounts to be carried forward as if they had always been determined in accordance with the revised policy.

The adjustments for the Economic Entity made at the beginning of the financial year were:

- reduction in Exploration & Evaluation expenditure carried forward of $386,356,000
- reduction in Oil & Gas Property, Transferred Exploration and Evaluation - Projects In Development expenditure carried forward of $235,094,000
- reduction in Deferred Income Tax Liability of $168,789,000
- reduction in net Oil & Gas Property, Transferred Exploration and Evaluation - Producing Projects expenditure carried forward of $191,078,000
- reduction in Retained Profits of $643,739,000, being the effect of the write-off of carried forward expenditure (net of income tax expense of $168,789,000) previously carried forward at 1 January 2002.

Current financial year impacts for the Economic Entity are:

+ See chapter 19 for defined terms.

- decrease in Oil & Gas Property, Depreciation / Amortisation - Transferred Exploration and Evaluation of $80,009,000 due to both the policy change and the reclassification of production wells to Plant and Equipment - Producing Projects
- increase in amortisation of Plant and Equipment - Producing Projects of $28,646,000 due to reclassification of production wells to Plant and Equipment - Producing Projects
- increase in Exploration - Current Year of $126,445,000
- increase in Exploration - amortisation licence acquisition costs of $1,715,000
- this results in a decrease in net profit after tax for the year of $71,612,000 (net of income tax expense of $5,186,000) compared with the previous basis.

The net effect of the adoption of this revised accounting policy on the 2002 reported result is;

	2002 Opening balance effects $000	2002 period effects $000	Total $000
Net cost adjustment	(812,528)	(76,798)	(889,326)
Applicable Income Tax benefit	168,789	5,186	173,975
Total	(643,739)	(71,612)	(715,351)

The Economic Entity pro forma Statement of Financial Performance and the restatements of retained profits, capitalised exploration and evaluation expenditure, capitalised oil & gas property expenditure and the deferred income tax liability below show the information that would have been disclosed had the new accounting policy always been applied.

	Economic Entity	
	2002	**2001**
	$000	$000
	(Actual)	(Pro forma)
The following selected Statement of Financial Performance items are those that are affected by the revised exploration & evaluation accounting policy.		
2002 actuals are as reported in this Financial Report in accordance with the revised policy.		
2001 proforma information is comparative data for 2001 as if the revised policy had been in place through 2001 also.		
Oil & Gas Property, Depreciation / Amortisation - transferred exploration and evaluation	(25,931)	(23,238)
Exploration - current year	(165,057)	(196,926)
- amortisation of licence acquisition costs	(1,715)	(2,118)
Income tax expense	(328,510)	(330,731)

+ See chapter 19 for defined terms.

	Economic Entity	
	2002	2001
	$000	$000
	(Actual)	(Pro forma)
Restatement of retained profits		
Previously reported retained profits at the end of the previous financial year	1,763,976	1,321,090
Change in accounting policy for the measurement of exploration and evaluation expenditure	(643,739)	(604,229)
Restated retained profits at the beginning of the financial year	1,120,237	716,861
Net profit attributable to members of Woodside Petroleum Ltd.	551,747	870,043
Total available for appropriation	1,671,984	1,586,904
Transfer from capital profits	81,907	-
Dividends provided for or paid	(140,000)	(466,667)
Restated retained profits at the end of the financial year	1,613,891	1,120,237

	Economic Entity	
	2002	2001
	$000	$000
	(Actual)	(Pro forma)
Restatement of Exploration and Evaluation		
Previously reported carrying amount at the end of the financial year	556,019	730,512
Adjustment for change in accounting policy	-	(386,356)
Restated carrying amount at the end of the financial year	556,019	344,156
Restatement of Oil & Gas Property, Transferred Exploration & Evaluation - Projects in Development		
Previously reported carrying amount at the end of the financial year	-	248,104
Adjustment for change in accounting policy	-	(235,094)
Reclassification to Oil & Gas Property Plant & Equipment - Projects in Development	-	(13,010)
Restated carrying amount at the end of the financial year	-	-
Restatement of Oil & gas Property, Transferred Exploration & Evaluation - Producing Projects		
Previously reported net carrying amount at the end of the financial year	111,167	488,892
Adjustment for change in accounting policy	-	(191,078)
Reclassification to Oil & Gas Property - Plant and Equipment Producing Projects	-	(163,844)
Restated carrying amount at the end of the financial year	111,167	133,970
Restatement of Deferred Income Tax Liability		
Previously reported carrying amount at the end of the financial year	473,309	645,065
Adjustment for change in accounting policy	-	(168,789)
Restated carrying amount at the end of the financial year	473,309	476,276

+ See chapter 19 for defined terms.

(ii) Revised policy

Discussion

As a business activity, exploration involves a high degree of risk. Woodside's adoption of an accounting policy closely aligned with the US GAAP Successful Efforts approach is a reflection of this.

Prior to undertaking exploration activities, Woodside carries out focussed studies to determine the most suitable exploration regions to undertake exploration. The areas of focus are outlined in the exploration section of Woodside's concise annual report to shareholders. These studies are undertaken by Woodside in its own right or in conjunction with joint venture partners. Pre-investment studies (such as general geological and geophysical costs) are undertaken prior to obtaining tenure to permits under consideration.

As a component of Woodside's capital management processes for exploration and appraisal activities, Expected Monetary Value (EMV - a risked Net Present Value measure) is used to rank and prioritise activities. These measures also contribute to periodic assessments of the status and thus carrying value of each of Woodside's areas of interest.

The company has established a number of criteria to test the validity of carrying forward E&E costs prior to Final Investment Decision (FID), these include status of discovery in the company's Hydrocarbon Resource Inventory System, continued commitment to exploration and evaluation of a discovery, representation of commitment within the relevant business plan and ongoing positive EMV's or NPV's.
Upon the FID being made for commercial development of the resource, carried forward exploration and evaluation costs for that area of interest are transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development. These costs then become part of the capitalised cost of the relevant development.

Policy

Costs
Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. Exploration licence acquisition costs relating to greenfields oil and gas exploration provinces are expensed as incurred while these costs incurred in relation to established or recognised oil and gas exploration provinces are initially capitalised and then amortised over the term of the licence.

All other exploration and evaluation costs, including general permit activity, geological and geophysical costs and new venture activity costs are charged as expenses as incurred except where:

- the expenditure relates to an exploration discovery that, at balance date, has not been recognised as an area of interest as assessment of the existence or otherwise of economically recoverable reserves is not yet complete, or,
- an area of interest is recognised, it is expected that the expenditure will be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

Each potential or recognised, area of interest is reviewed at least bi-annually to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of capitalised costs.

The costs of drilling exploration wells are initially capitalised pending the results of the well. Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest. Areas of interest are recognised at the field level. Subsequent to the recognition of an area of interest, all further costs relating to that area of interest are capitalised.

+ See chapter 19 for defined terms.

To the extent it is considered that the relevant expenditure will not be recovered it is written off.

Transfer to oil & gas properties
Upon approval of the FID for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development.

Amortisation
Capitalised exploration licence acquisition costs are amortised over the remaining term of the licence.

(b) Oil & Gas Properties

Discussion

Costs
Costs are only capitalised against oil & gas properties once sufficient certainty exists and appropriate endorsements are obtained in relation to the underlying business. Woodside uses a structured process in order to manage and maximise the development of opportunities from initial identification through to their operational stages, known as the Opportunity and Project Realisation Process (OPREP). OPREP provides clear decision milestones which assist in determining the appropriate stage at which to commence capitalisation of costs. Expenditure on Oil & Gas Property subsequent to initial completion is only capitalised where prescribed improvement/benefit criteria are met. Oil & Gas Property costs also include the cost of drilling production wells. E&E costs are transferred into Projects in Development upon commercial development of an area of interest receiving FID approval.

Depreciation
To achieve appropriate depreciation, assets are analysed into groups with similar production objectives and patterns of life/utilisation. A units of production (UOP) basis is used to depreciate over 80% of Woodside's oil & gas properties. The balance of assets are depreciated on a straight line basis over their effective lives as this more appropriately reflects their pattern of use.

The probable level of reserves is the primary measure of reserves used in proposing, planning and managing Woodside's oil and gas projects. Probable reserves related to facilities in production are used in the UOP depreciation calculations based on information extracted from Woodside's Hydrocarbon Resource Inventory System. Probable reserves not related to producing facilities are excluded from UOP depreciation calculations. Woodside uses probabilistic methodologies to calculate reserves.

The proved level of reserves is used by Woodside to assess its sensitivity to potential low production outcomes. These proved reserves are not, however, used as the basis of depreciation of assets as, being lower reserves than expected, they would not lead to depreciation which reasonably matches the expected value of the field to Woodside.

Reserves can also be estimated using a deterministic methodology. For Woodside's producing fields, probable reserves are verified using deterministic engineering methods. Hence, for producing fields, the probabilistic probable reserves closely equate to deterministic proved reserves.

All reserves determination methodologies rely on several estimated inputs which vary in confidence levels. Primary uncertainties inherent in estimating quantities of reserves are, subsurface (geological and engineering) factors and commodity prices. Subsurface uncertainty is managed through capturing the risk associated with specific variables and their subsequent impact on reserves. Oil reserves are based on the 10 year rolling average crude oil price. Gas reserves future prices are based on contract terms and conditions and the 10 year rolling average crude oil price.

+ See chapter 19 for defined terms.

Woodside has a Hydrocarbon Resource Inventory System that contains procedures for the classification and estimation of reserves. Adherence to these procedures ensures that the calculated reserves volumes are technically robust, consistent and auditable. These procedures and resultant reserves estimations have been subject to independent external certification for major gas sales contracts and financing arrangements.

Reserves volumes reported and used in depreciation calculations are after deduction of fuel, flare and losses.

Amended classification in the Statement of Financial Position

As a component of the change in the Exploration & Evaluation accounting policy, $13,010,000 of pre-development expenditure associated with the 4th LNG train project previously classified as evaluation expenditure and thus disclosed within Exploration, Evaluation & Development expenditure in the Development phase has been reclassified as Oil & Gas Property, Plant & Equipment - Projects in Development.

Policy

Costs

Oil & gas properties are shown in the Statement of Financial Position at cost. The cost of qualifying assets include borrowing costs that would have been avoidable, but for the relevant capital programs. Borrowing costs are predominantly made up of interest costs.

Costs are initially incurred against Projects in Development and are transferred to Producing Projects upon commencement of commercial operations for large integrated projects or upon physical completion for standalone or incremental assets.

Profits or losses resulting from the disposal of oil & gas property assets are recognised in the Statement of Financial Performance.

Depreciation / Amortisation

Oil & gas properties, other than freehold land, is depreciated at rates based on the expected economic lives of the assets. The majority of plant and equipment is depreciated on the UOP basis. Transferred Exploration and Evaluation costs are amortised on the relevant UOP basis for each area of interest. The probable reserves used in these calculations are updated at least annually and are sourced from the same data used to prepare the Annual Reserves Statement. Marine vessels and carriers are depreciated on a straight-line basis over their useful lives. The rates are reviewed periodically to reflect technical and economic developments.

(c) Recoverable amount of Non Current Assets

(i) Change in accounting policy regarding asset impairment tests

Description of Change

With effect from 1 January 2002, the Economic Entity's policy in relation to non current asset impairment tests was changed to require the tests to be completed using market-based, pre-tax risk-adjusted discount rates. The Economic Entity's previous policy only required an asset's estimated recoverable amount to be determined using undiscounted cash flows.

+ See chapter 19 for defined terms.

Reason for Change

The Economic Entity's practice for a number of years has been to perform these tests using discounted cashflows, in line with best practice. This year's change in policy brings this accounting policy in line with the Economic Entity's practice and with impending accounting standards changes on this issue.

Financial Effect of Change

This policy change had no financial impact on the net profit attributable to members for the year ended 31 December 2002.

(ii) Revised policy

Discussion

In line with Accounting Standards, Woodside tests the recoverability of its non current assets at least bi-annually or where there are indicators of impairment.

Because of the integrated nature of many of Woodside's major assets, these assessments are performed on the basis of cash inflows derived from the combined operation of these groups of assets. Major assumptions in impairment tests are long term commodity prices and Australian dollar/US dollar exchange rates. Oil reserves are based on the 10 year rolling average crude oil price. Gas reserves future prices are based on contract terms and conditions and the 10 year rolling average crude oil price. Foreign exchange rates used are based on market forecasts of future exchange rates.

(c) Recoverable amount of Non Current Assets

Policy

The carrying amounts of non current assets are reviewed bi-annually or when there is indication of an impairment loss to determine whether they are in excess of their recoverable amount. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower value. In assessing the recoverable amount, the relevant cash flows have been discounted to their present value using market-based, pre-tax risk-adjusted rates.

(d) Provisions

(i) Change in accounting policy regarding recognition of provisions

Description of and Reason for Change

The Economic Entity has adopted Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets". Provisions are now only recognised when the Economic Entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required to meet that obligation and a reliable estimate can be made of the amount of the obligation.

Financial Effect of Change

The only impact of this is that provisions for dividends payable are recognised in the period they are publicly declared.

+ See chapter 19 for defined terms.

Attachment D

	Economic Entity	
	2002 $000	**2001** $000
The reconciliation of the prima facie tax charge on operating profit with the income tax expense in the Statement of Financial Performance is as follows:		
Prima facie tax on operating profit at 30% (2001: 30%)	**20,319**	**378,228**
Permanent differences:		
Non-allowable depreciation	3,053	3,287
Non-deductible E&E adjustments, write-offs and disposals	30,743	19,311
Foreign exploration tax losses not brought to account	65,878	-
Research & development	(449)	-
Rebatable dividends	4	-
Diminution in value of investments		
Controlled entities	-	-
Other entities	31,813	831
Non-assessable gain on sale	-	(57,724)
Other	14,076	8,808
Under/(over) provision from prior year	(5,716)	(1,534)
Income tax expense/(benefit) attributable to profit from ordinary activities	159,721	351,207
Income tax expense/(benefit) comprises:		
Provision attributable to future years		
Deferred tax liability	(171,123)	46,022
Future income tax benefit	(247)	(79)
Current income tax payable	331,091	305,264
Income tax expense/(benefit)	159,721	351,207

+ See chapter 19 for defined terms.